SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                       INDUSTRIAL ELECTRIC SERVICES, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    456101104
                                    ---------
                                 (CUSIP NUMBER)

           Simple (Hong Kong) Investment & Management Company Limited
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 15, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

CUSIP No. 456101104                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Simple (Hong Kong) Investment & Management Company Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,882,121
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,882,121
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,882,121 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      * The Reporting Person received the subject shares in exchange for shares of stock of China Organic Agriculture Limited in connection with the Merger Transaction (defined below), as further described in Items 2 and 3 below.
      ** Based upon 51,548,776 shares of Issuer's Common Stock issued and outstanding as of March 15, 2007.


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

CUSIP No. 456101104                   13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Wen Ji
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO*
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER


               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        2,882,121 *
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     2,882,121 *
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,882,121 * shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------
      * Beneficially held by Simple (Hong Kong) Investment & Management Company Limited ("Simple Hong Kong") and Wen Ji ("Ji") by reason of Ji's control of Simple Hong Kong, which Ji serves as sole director and Chief Executive Officer.
      ** Based upon 51,548,776 shares of Issuer's Common Stock issued and outstanding as of March 15, 2007.


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

Introduction.

      The Reporting Person (Simple (Hong Kong) Investment & Management Company Limited) acquired the shares of common stock, no par value per share ("Common Stock"), of Industrial Electric Services, Inc., a Florida corporation (the "Company"), to which this statement relates in connection with the Merger Transaction (defined below). In connection with such transaction, certain other persons also acquired shares of Common Stock; each Reporting Person disclaims any membership in a group with any one or more of such other persons.

Item 1. Security and Issuer.

      This statement relates to the Common Stock of the Company, with its principal executive offices at Shennan Zhong Road, PO Box 031-072, Shenzhen, China 518000

Item 2. Identity and Background.

            (a) Simple (Hong Kong) Investment & Management Company Limited ("Simple"), as Reporting Person.

            (b) Simple has a business address at Unit B, 8/F, Wing Yee Commercial Building, 5 Wing Kut Street, Sheung Wan, Hong Kong, P.R. China.

            (c) Simple is a holding company whose business is conducted principally at the above address.

            (d) Simple has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Simple has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Simple is corporation organized under the laws of the British Virgin Islands.

            (a) Wen Ji ("Ji"), as Reporting Person.

            (b) Ji has a business address at Unit B, 8/F, Wing Yee Commercial Building, 5 Wing Kut Street, Sheung Wan, Hong Kong, P.R. China.

            (c) Ji serves as Chief Executive Officer and sole director of Simple.

            (d) Ji has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


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

            (e) Ji has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Ji is a citizen of the People's Republic of China.


Item 3. Source and Amount of Funds.

      On March 15, 2007, the Company and its wholly-owned subsidiary, INEL Merger Sub, Inc. ("SUB"), entered into an agreement and plan of merger (the "Merger Agreement") with China Organic Agriculture Limited, a British Virgin Islands corporation ("COA") and Simple, a shareholder. Also party to the Merger Agreement were Luxesource International Investment Limited, JK Friedman Capital Limited, Shenzhen Hua Yin Guaranty & Investment Company Limited, China US Bridge Capital Limited, Huizhi Xiao, and First Capital Limited, each also a shareholders of COA prior to the Closing (collectively with Simple, the "COA Shareholders").

      Pursuant to the Merger Agreement, on March 15, 2007, COA merged with and into SUB, with COA as the survivor of the merger (the "Merger Transaction"). In exchange for its shares in COA, Simple received from the Company 2,882,121 newly issued shares of the Common Stock, an amount proportionate to its ownership interests in COA immediately preceding the Merger Transaction.

Item 4. Purpose of Transaction.

      COA is a holding company that owns all of the issued and outstanding stock of Jilin Songyuan City ErMaPao Green Rice Limited ("ErMaPao"), a leading agricultural processing enterprise in Jilin Province engaged in the business of rice production and processing. As a result of the Merger Transaction, COA became a wholly owned subsidiary of the Company, which, in turn, made the Company the indirect owner of ErMaPao.

      The purpose of the Merger Transaction was to acquire an indirect controlling interest in ErMaPao in order to focus ErMaPao on Chinese domestic market expansion in the short- to mid-term, and to expand its market to overseas countries as a long-term strategic goal.

Item 5. Interest in Securities of the Issuer.

            (a) Simple owns 2,882,121 shares of Common Stock of the Company, which constitutes 5.6% of the issued and outstanding shares of the Company's Common Stock. In connection with Ji's position as sole director and Chief Executive Officer, Ji may be deemed to beneficially own the 2,882,121 shares of the Company's Common Stock directly owned by Simple. Ji expressly disclaims beneficial ownership of such shares.

            (b) Simple and Ji together have the share power to vote or dispose of 2,882,121 shares of the Company's Common Stock held in the name of Simple.


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

            (c) Other than the Merger Transaction described in this Schedule 13D, neither Reporting Person has effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Reference is made to the Merger Agreement, which is incorporated as
Exhibit 10.1 to the Company's Form 8-K filed on March 19, 2007, and which is incorporated herein by reference.

      Other than the Merger Agreement, neither Reporting Person has any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit No.    Exhibit
-----------    -------

    A Merger Agreement, incorporated by reference to the Current Report on Form 8-K filed with the Securities and Exchange Commission by Industrial Electric Services, Inc. on March 19, 2007.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Simple (Hong Kong) Investment & Management
                                      Company Limited


March 26, 2007                        /s/ Wen Ji
                                      ------------------------------------------
                                      Wen Ji, Chief Executive Officer


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